Exhibit 99.1

Amendment

The following Management Analysis and Discussion has been amended to correctly state the date after the first paragraph to read September 30, 2018.

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Management Discussion and Analysis

The following Management Discussion and Analysis (“MD&A”) of Empower Clinics Inc., formerly, S.M.A.A.R.T Holdings Inc., (“the Company” or the “Company”) for the nine months ended September 30, 2018 should be read in conjunction with the Company’s consolidated financial statements and notes for the nine months ended September 30, 2018, and the nine months ended September 30, 2017 (the “Financial Statements”). The Financial Statements, together with this MD&A are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as forward-looking statements relating to future performance. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All figures expressed in United States dollars unless indicated.

This MD&A contains disclosure of material changes occurring up to and including September 30, 2018.

Forward-Looking Statements

This MD&A contains certain information that may constitute “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as "expect," “likely”, "may," "will," "should," "intend," or "anticipate", “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The forward-looking statements included in this MD&A are made only as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	licensing risks;

•	regulatory risks;

•	change in laws, regulations and guidelines;

•	market risks;

•	expansion of facilities;

•	history of net losses; and

•	competition.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the medical cannabis industry and the general expectations of the Company concerning the medical cannabis industry and concerning the Company are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believe to be reasonable. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the medical cannabis industry involves risks and uncertainties that are subject to change based on various factors and the Company has not independently verified such third party information.

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Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this MD&A under “Overview of the Business” as well as statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and patient acquisition efforts may make reference to or involve forward- looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. See “Risk Factors” for further details. The purpose of forward- looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward- looking statements contained in this MD&A. The Company undertakes no obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Overview of the Business

The Company is a British Columbia incorporated Canadian company which operates a growing network of physician- staffed medical cannabis clinics with a primary focus on enabling patients to improve and protect their health.

On June 12, 2015 the Company, through its wholly owned subsidiary Empower Healthcare Corp, purchased all of the assets of Presto Quality Care Corporation (“Presto”), an Oregon company that had owned and operated the business of the Company. The consideration for the purchase was the assumption by the Company of a note payable by Presto to Bayview Equities Ltd in the amount of $550,000 plus accrued interest of $146,005. The Company continues to operate the business acquired.

Beyond its primary public service business, the Company’s business plan is to garner royalties from the sale of proprietary medical cannabis products manufactured, dispensed, and delivered by third party channel partners. Through the rapid addition of both physical clinic locations, coupled with third party manufacturer distribution relationships, the Company seeks to create a leading international brand of trusted products and services for the medical cannabis industry. The Company intends to seek M&A opportunities where possible to accelerate these business expansion plans and drive incremental value.

The CEO, a graduate of the U.S. Naval Academy and Georgetown University’s School of International Finance and Global Markets combined with senior leadership experience at Pepsi Cola and Citibank. He brings with him a 20-year career around the opening and rolling out of national franchises, driving same store sales, M&A, and highly successful IPO launches.

The Company currently operates 14 clinics located across the states of Oregon and Washington and has a recently opened a Chicago based clinic. With the sole ownership of an approximate 89,000 person medical cannabis patient database, including any/all historical associated medical data and contact information, the Company’s patient foundation is strong. In the state of Oregon alone, the Company has an active patient base of approximately 24,000 patients, representing over 37% of the total in-state market.

Patients pay on average of $135 USD per visit with a physician to get a medical cannabis license. Generally, the license granted to patients is for one year, upon which time they must return for a visit with a physician and pay the annual fee. Currently, the Company employs 6 medical physicians, and two nurses who, along with a streamlined non-medical clinic staff, consult with patients and provide guidance with regards to medical cannabis healthcare options.

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The incentive for patients to acquire a medical cannabis license is three-fold. First, in states where recreational cannabis is not permitted, having a medical cannabis card allows patients to legally access the associated flower and cannabis infused medical products. In states where recreational cannabis is permitted, the products can carry sales taxes of up to 40%. Having a medical cannabis license eliminates these sales taxes, providing significant savings to the cardholder on an annual basis. Third, in some states where recreational cannabis is permitted, by having a medical cannabis license patients are given access to a greater variety of products, higher strengths, and larger quantities of products.

The Company seeks to embark on a national clinic expansion in states where medical cannabis is permitted. The current priority states for expansion over the short to mid-term are Arizona, California, Florida, Illinois, Ohio, and Michigan. This list is highly fluid based on ever-changing state ballot initiatives and license availability.

The Company has developed a leading strategy in the area of medicinal cannabis products. While the company does not “touch the plant” it has developed “processor” relationships that allow it to use its data and knowledge to create a branded line of products that are manufactured, infused, packaged and distributed by licensed state processors. Through its branded product, Sollievo, the company seeks to create processor relationships in each of the 29 states that currently support medical cannabis through which the company will provide the formulas and branding and the processor will provide the manufacture, distribution and merchandising. This allows the company to leverage its learnings and data and reach all medical states, at the outset the clear majority of which do not contain Empower Clinics.

The Company’s history and data represent a valuable resource as it relates to product effectiveness. The Company seeks to partner with the best processing channel partners in each respective state to ensure patients get access to the highest quality products and technology in the market.

Through third party processors, the Company, will provide medical cannabis products under the Sollievo label. The Company’s processing partner uses an exclusive, proprietary, and patentable formula in its medical products, paying the Company a product royalty on the wholesale of the products sold to dispensaries or delivery services. The Company seeks to expand the brand state by state through processor relationships, thereby creating a national line of data driven medical cannabis products tailored to patient’s needs.

The Company will be paid royalties varying between 10% and 25% depending on processor relationship, product type, and the state that the products are being sold in.

The Company seeks to be active and opportunistic with respect to mergers and acquisitions, allowing for the company to advance its business plan or increase shareholder value where possible. Acquiring existing Clinics within states where the Company is either already operating, or seek to operate in the future, can help accelerate the expansion of its geographical presence. Additionally, the Company may seek to acquire third party channel partners to increase its patient base, margin per patient, and to increase shareholder value through the accretion of these operations and/or assets.

Currently, the market for both clinics and medical cannabis products in the United States remains highly fragmented with very few nationwide competitors. The Company seeks to take advantage of this by using its light capital expenditure model around opening clinics, to create highly valuable patient relationships. This will serve to couple customers with channel partners in each state it operates, with the goal of providing medical products. This will allow the Company to create a national brand for both its clinics and medical products. The Company has a unique business model that will allow the company to quickly expand and achieve a coast to coast presence without having to take on the capital expenditures of building facilities from scratch on a state by state basis.

Medical cannabis is regulated on a state by state basis and currently 30 states permit the use of medical cannabis and 9 states permit the use of recreational cannabis. The Company seeks to be at the forefront of this movement toward medical cannabis as a treatment both at the clinical level and on the product side.

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Highlights from the period

During the period ended December 31, 2017, the Company raised net proceeds of $1,295,314 from the advance of convertible notes payable. The convertible notes are due one year from the date of issuance and are repayable in full with accrued interest at 7.5% per annum on maturity. The holder may at any time during the term of the convertible notes payable convert all or part into equity at a conversion price equal to a 25% discount to the next round of equity financing undertaken by the Company, into units of the Company consisting of one common share (each, a "Share") and one share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to acquire one Share at an exercise price equal to 125% of the price of the next round of equity financing.

During the period ended September 30, 2018, The Company completed a reverse takeover of Adira Energy Ltd. and completed the amalgamation and consolidation into Empower Clinics Inc. and as completed the requirements for a public listing on the Canadian Stock Exchange. Additionally, as part of the listing, the Company completed a private placement of 8,443,473 shares of the Company at a price of CDN $0.31 per share for gross proceeds of CDN $2,617,477 and $2,160,866 of the convertible debentures got converted into common shares of the Company.

Share capital

In January 2016, 104,987 shares were issued to the former President and CEO of the Company at a cost of $0.0286 per share, as an inducement to accept the position of President and CEO.

In June 2016, 1,000,000 shares were issued in connection with the sourcing of a shell company for the proposed reverse takeover and listing of the Company at a cost of $0.03 per share.

In June 2016, the Company made a rights offering whereby shareholders of the Company could acquire one share of the Company for each share held, at a cost of $0.025 per share. A total of 7,666,667 shares were issued during the rights offering.

In December 2016, 766,667 shares were issued to the current President and CEO of the Company at a cost of $0.03 per share, as an inducement to accept the position of President and CEO.

In January 2017, the Company raised $302,244 through the issue of 32,237,225 shares to its existing shareholders at a cost of $0.0094 per share.

In May 2016, the shares of the Company were split on the basis of 19.6850 shares for each share held.

On March 31, 2017, the shares of the Company were consolidated on the basis of one share for every three shares held. Following the consolidation, there were 48,337,225 shares outstanding.

In April 2018, in connection with the reverse take-over transaction, the Company closed a concurrent financing at a cost of CDN$0.31 per share. A total of 8,443,473 shares were issued during the rights offering for proceeds of $2,617,477. As part of the offering the Company issued 627,378 warrants to agents.

In April 2018, As part of the reverse take-over transaction the Company converted debt with a face value of $2,165,446 for 11,642,184 units. Each unit is comprised of 11,642,184 shares and 11,642,184 warrants can be exercised for a share at a price of CDN$0.39 for two years

In April 2018, in connection to the reverse take-over transaction and amalgamation of Adira Energy Limited, the share equity of Adira was converted at a ratio of 20:1, resulting in an issuance of 2,544,075 at $0.31CDN per share.

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In June 2018, the company issued 2,000,000 shares at a share price of CDN$0.31 for aggregate proceeds of $620,000. In addition, for each share, a warrant was issued at an exercise price of CDN$0.36.

In June 2018, the Company issued 2,000,000 shares to the CEO per employment contract, at a share price of CDN$0.39 per share, with a fair value of $590,928.

Results of Operations

As at September 30, 2018 the Company had a working capital shortfall of $3,353,811. As at September 30, 2017 the company had a working capital shortfall of $4,488,377.

During the year ended December 31, 2017, the Company successfully completed a rights issue for proceeds of $116,522 and raised net proceeds of $895,314 from the advance of convertible notes payable.

During the year ended December 31, 2016, the Company successfully completed a rights issue for gross proceeds of $191,700 and raised $275,000 through the issue of convertible notes payable. The Company also received proceeds of $120,000 on shares to be issued.

During the nine months ended September 30, 2018, the Company incurred a net loss and comprehensive loss of $5,132,848 and had an accumulated deficit of $10,712,914.

During the nine months ended September 30, 2017, the Company incurred a net loss and comprehensive loss of $2,295,382 and had an accumulated deficit of $4,765,484.

During the nine months ended September 30, 2018, the Company’s expenses on legal fees were $371,147 (September 30, 2017: $441,237). The decrease in legal expenses relates primarily to decreased activity around a legal dispute with a former President and CEO of the Company.

During the nine months ended September 30, 2018, the Company recorded an accretion charge of $214,680 in connection with its convertible notes payable. (September 30, 2017: $422,359).

The weighted average number of common shares, basic and diluted, outstanding for the nine months ended September 30, 2018 is 61,434,286 (September 30, 2017: 47,982,970).

For the year ended December 31, 2016, the Company incurred an expense of $64,800 in connection with the write- down of intangible assets as a result of the Company’s change in focus of its business activities.

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Selected Annual Information

	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Year ended December 31, 2017 (Audited)	Year ended December 31, 2016 (Audited)	Period ended December 31, 2015 (Audited)
Net Loss before taxes	$(5,132,848)	$(2,295,382)	$(3,109,921)	$(1,669,734)	$(878,514)
Net loss after taxes	$(5,132,848)	$(2,295,382)	$(3,109,921)	$(1,591,588)	$(878,514)
Total assets	$1,545,574	$647,529	$629,802	$553,598	$951,405
Total long-term liabilities	$–	$–	$–	$–	$–
Dividends declared per share	$–	$–	$–	$–	$–

The table below sets out selected quarterly information for the last completed fiscal quarters of the Company:

	Sept 30 2018	June 30 2018	Mar 31 2018	Dec 31 2017	Sept 30 2017	June 30 2017	Mar 31 2017	Dec 31 2016
Net Sales/ Revenue	$279,850	$312,485	$302,142	$291,721	$388,898	$417,646	$408,785	$340,442
Net Loss	$(1,152,987)	$(2,321,507)	$(1,658,354)	$(493,755)	$(680,945)	$(1,158,465)	$(776,756)	$(859,092)
Basic and diluted loss per share	$(0.10)	$(0.07)	(0.01)	(0.01)	(0.01)	$(0.04)	$(0.02)	$(0.07)

The company has a limited operating history, which can make it difficult for investors to evaluate the Issuer’s operations and prospects and may increase the risks associated with investment into the Issuer.

The company has generated revenues since its inception in 2015. The revenue profile reflects Q1 2016 – Q2 2018. Because of this timeframe an investor may have only a limited operating history upon which prospects may be evaluated.

The company is expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions.

REVENUE: Revenues from the company began being generated in June of 2015 and are as follows. For 2015 Q3 & Q4 revenues were $1,162,657. For full year 2016 revenues were $2,314,857. For full year 2017 revenues were $1,507,050. For the nine months ended September 30, 2018 and September 30, 2017 revenues were $894,477 and $1,215,329 respectively. Currently the company receives one revenue stream which is patient visits to existing clinics. The company expects to expand that revenue stream as the Chicago clinic patient base grows and the Sollievo product brand is rolled out. The company has seen a decline in revenues 2016-2018 due to the 3 factors. The introduction of recreational cannabis to Oregon, a reduction in marketing spend while we reposition our brand and its treatment through online, social and mobile upgrades and competitive introduction and pressure. The company believes all three areas are being addressed effectively and will be reflected in future revenues.

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OPERATING EXPENSES: The company’s major expense categories include professional service fees, real estate, labor related to its employees and doctors and their associated travel. These costs include professional services incurred to provide legal, accounting and public transaction counsel. These expenditures are consistent with the company’s view that a clear and well protected structure is critical to future growth. The company expects professional service fees to drop markedly over time as many are related to successful prior litigation or “one time” events such as the fees associated with the expected RTO. Professional fees for the nine months ended September 30, 2018 were 537.870, and Professional fees for the nine months ended September 30, 2017 were $659,432. Real estate costs are directly tied to existing lease obligations and have stayed consistent except for the Chicago lease addition. The company’s future lease obligations are expected to track directly to any new clinic openings for which the company has provided their financial expectations. The company has future lease obligations in 2018 of $57,565. Labor expense is a function of our doctor roster and clinic staff to run their clinics. The company employs both medical doctors and nurses and clinic staff to run their clinics. The company is currently adding doctors and nurses in the clinic operating areas thereby cutting down on medical travel expenses. Medical personnel and travel costs for the nine months ended September 30, 2018 and 2017 were $226,285 and $367,625 respectively. The company did add an experienced management team to their staff throughout 2017 in preparation for RTO including the current CEO, VP of Business Development, VP of Corporate Development and Controller. This staff adds to the labor costs but is essential for the company’s future growth plans.

Liquidity

The company has historically financed its operations through its existing revenue stream, rights offerings to existing shareholders, and equity and convertible debt financing. During the prior nine months ended, sales funded 36% of operating costs.

The company has a working capital deficiency of $3,353,811, and an accumulated deficit of $10,712,914. The company’s goal of this equity financing will be to capitalize the business for profitability and growth. The company anticipates all or majority of the convertible debt to be converted to equity upon the completion of the transaction and expects that the remaining debt will be restructured or eliminated with the proceeds thereof.

The company has begun restructuring internal processes to increase efficiency to drive greater revenue, and reduce operating expenses. The company anticipates the introduction of additional streams of revenue through its product brand, Sollievo, and by expanding to new markets where they do not yet have an existing presence. As the company is in an early stage and is introducing new products, revenues may be materially affected by market risk factors, including, but not limited to, seasonality, market immaturity and a highly fluid environment related to state and federal law passage and regulations. There can be no assurance that the company will be successful in addressing these risks, and the failure to do so in any one area could have a material adverse effect on the company’s business, prospects, financial condition and results of operations.

The company will need to procure additional financing in order to fund its ongoing operation. The company intends to obtain such financing through equity financing, and there can be no assurance that the company can raise the required capital it needs to build and expand as expected, nor that the capital markets will fund the business of the company. Without this additional financing, the company may be unable to achieve positive cash flow and earnings as quickly as anticipated, these uncertainties cast a significant doubt about the company’s ability to continue as a going concern.

Cash used in operating activities during the nine months ended September 30, 2018 is $3,129,583 (September 30, 2017: $1,396,276).

Cash used in investing activities during the nine months ended September 30, 2018 is $100,227 (September 30, 2017: $30,582).

Cash provided by financing activities during the nine months ended September 30, 2018 is $3,509,602 (September 30, 2017: $1,422,585).

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Capital Resources

The Company constantly monitors and manages its capital resources to assess the liquidity necessary to fund operations and capacity expansion. As at September 30, 2018 the Company had a cash balance of $279,792 and current liabilities of $4,371,159. (September 30, 2017: $881 and $4,639,852).

The Company expects to complete a reverse takeover arrangement with a company currently listed on the TSX Venture Exchange and transfer this listing to the Canadian Securities Exchange. Concurrent with the reverse takeover, the Company will seek to raise additional funds through the issuance of shares. All of the Company’s liabilities are due within the next twelve months. The Company’s convertible debt is expected to be converted to common shares in conjunction with the reverse takeover.

Related Party Transactions

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Related party transactions	Six months ended June 30, 2018	Year ended December 31, 2017
Remuneration and benefits	$50,000	$221,700
Share based payments	$1,443,928	$–
Amounts owed	$–	$–

Risks and Uncertainties

Overview

Regulatory Risks. The Company operates in a new industry which is highly regulated and is evolving rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward- looking statements. Failure to comply with the requirements of the State licensing agencies within which the Company operates would have a material adverse impact on the business, financial condition and operating results of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of our operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the Company's control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company's earnings and could make future capital investments or the Company's operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants and which cannot be reliably predicted.

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Change in Laws, Regulations and Guidelines. The Company operates in an industry that is not recognized as a legal industry by the US Federal government. The Company operates a growing network of physician-staffed medical cannabis clinics with a primary focus on enabling patients to improve and protect their health. These clinics operate in those states where the medicinal use of cannabis produces is permitted.

Beyond its primary public service business, the Company also garners royalties from the sale of proprietary medical cannabis products manufactured, dispensed, and delivered by third party channel partners. The Company will be dependent on its third party clients and channel partners for the success of this aspect of its business.

The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical cannabis and also including laws and regulations relating to health and safety, privacy and the conduct of operations While to the knowledge of the Company's management, the Company is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to the Company's operations and the financial condition of the Company.

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the Company's control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company's earnings and could make future capital investments or the Company's operations uneconomic.

Market Risks. The Company’s securities will trade on public markets and the trading value thereof is determined by the evaluations, perceptions and sentiments of both individual investors and the investment community taken as a whole. Such evaluations, perceptions and sentiments are subject to change, both in short term time horizons and longer term time horizons. An adverse change in investor evaluations, perceptions and sentiments could have a material adverse outcome on the Company and its securities.

Price Risks. Cannabis is a developing market, likely subject to volatile and possibly declining prices year over year, as a result of increased competition. Because medical cannabis products are a newly commercialized and regulated industry, historical price data is either not available or not predictive of future price levels. There may be downward pressure on the average prices for medical cannabis products and that price volatility might not be favorable to the Company. Pricing will depend on the number of patients who gain physician approval to purchase medical cannabis. An adverse change in the cannabis prices, or in investors’ beliefs about trends in those prices, could have a material adverse outcome on the Company and its securities.

Financing Risks. The Company will be dependent on raising capital through a combination of debt and/or equity offerings. There can be no assurance that the capital markets will remain favorable in the future, and/or that the Company will be able to raise the financing needed to continue its business at favorable terms, or at all. Restrictions on the Company’s ability to finance could have a material adverse outcome on the Company and its securities.

Share Price Volatility and Price Fluctuations. In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many corporations have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Such volatility has been particularly evident with regards to the share price of medical cannabis companies, which are public issuers in Canada.

Key Personnel Risks. The Company’s efforts are dependent to a large degree on the skills and experience of certain of its key personnel, including the board of directors. The Company does not maintain “key man” insurance policies on these individuals. Should the availability of these persons’ skills and experience be in any way reduced or curtailed, this could have a material adverse outcome on the Company and its securities.

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Competition. There is potential that the Company will face intense competition from other companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Company. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope and other economies of scale. Increased competition by larger, better-financed competitors with geographic or other structural advantages could materially and adversely affect the business, financial condition and results of operations of the Company.

To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

History of Net Losses; Accumulated Deficit; Lack of Revenue from Operations. The Company has incurred net losses to date. The Company may continue to incur losses. There is no certainty that the Company will operate profitably or provide a return on investment in the future.

Uninsurable risks. The Company may become subject to liability for events, against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

Financial Instruments & Other Instruments

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities and due to related parties, convertible debt and loans payable. Cash is classified as fair value through profit or loss and recorded at fair value. Accounts payable and accrued liabilities, due to related parties and shareholder’s loan are classified as other current liabilities, The fair value of cash, accounts payable and accrued liabilities, and due to related parties are equal to their carrying value due to their short-term maturity. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The fair value of arms-length financial instruments approximates their carrying value due to the relatively short- term to maturity.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that would potentially affect current of future operations or the financial condition of the Company.

Investor Relations

The Company has engaged Pointer PR LLC for public relations services. The Company has not entered into any other investor relations contracts and primarily all investor relation activity is carried out by the directors and officers of the Company.

Critical accounting estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

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Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statements of financial position date, could result in a material adjustment to the carry amounts of assets or liabilities. In the event that actual results differ from the assumptions made, relate to, but are not limited to the following:

a) The inputs used in assessing the recoverability of deferred tax assets to the extent that the deductible temporary differences will reverse in the foreseeable future and that the Company will have future taxable income; and

b) Bifurcation of the convertible debt.

Significant judgments used in the preparation of these financial statements include, but are not limited to those relating to the assessment of the Company’s ability to continue as a going concern and matters relat ed to the acquisition the assets from Presto.

e) Impairment of Intangible Assets

Judgement involved in determining whether an intangible assets useful life is finite or indefinite. The inputs used in assessing the potential impairment of indefinite life intangibles.

New Standards, Amendments and Interpretations not yet Adopted

A number of new standards and amendments to standards and interpretations have been issued but have not yet been applied in preparing these financial statements, as set out below:

•	IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018 and earlier adoption is permitted.

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•	IFRS 15, Revenue from Contracts with Customers, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of goods or services and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier adoption is permitted.
•	In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. There is an optional exemption for certain short-term leases and leases of low value assets; however, this exemption can only be applied by lessees. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application if IFRS 15 is also applied.

The Company has yet to assess the impact of these standards, however they are not expected to have a significant impact on the Company’s financial statements at this time as the Company does not generate any revenue at this time. Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

Other MD&A requirements

As specified by National Instrument 51-102, the Company advises readers of this MD&A that important additional information about the Company is available on the SEDAR website – www.sedar.com.

The Company’s President & Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of common shares without par value. The Company had 74,966,958 common shares issued and outstanding as at September 30, 2018.

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